Exhibit 99.1

Sonim Technologies Reports Second Quarter 2025 Financial Results

Sonim Poised for Growth in the Second Half of 2025 with Tier-One Carrier Launches

Q2 Results Reflect Investments, Product Launches, and Progress on Social Mobile’s Acquisition of Sonim

San Diego – August 8, 2025 – Sonim Technologies, Inc. (Nasdaq: SONM), a leading provider of rugged mobile solutions for first responders, government, and enterprise, today announced its financial results for the second quarter ended June 30, 2025.

“The second quarter of 2025 marked a pivotal period for Sonim as we laid the groundwork for a strong finish to the year,” said Peter Liu, CEO of Sonim Technologies. “Tier-one carrier launches of our XP Pro series and 5G flip feature phone are now underway in the third quarter. We also debuted Sonim MegaConnect, the world’s first HPUE mobile hotspot—in collaboration with FirstNet and AT&T—and we are energized by the overwhelming customer enthusiasm and robust orders. Additionally, the recently announced agreement for Social Mobile to acquire Sonim underscores the value of our innovation and market strategy. We are confident that these milestones position us for sustained growth and success as we move forward.”

Second Quarter 2025 Financial Highlights:

●	Net revenue of $11.2 million, down 33% from the first quarter of 2025. The first quarter reflected a one-time $5.3 million addition to revenue related to the expiration of customer allowance agreements.

●	GAAP net loss for the quarter was $7.5 million, compared to net income of $0.5 million in the first quarter of 2025. The second quarter of 2025 includes a loss on the impairment of contract fulfillment assets related to the end of life of our legacy products, as well as increased costs related to our contested proxy solicitation. The first quarter of 2025 includes a one-time $5.3 million addition to revenue related to the expiration of customer allowance agreements.

●	Adjusted EBITDA* was negative $3.2 million, unchanged from the first quarter of 2025.

●	Ended the quarter with cash and cash equivalents totaling $2.0 million, trade accounts receivable of $2.9 million, and inventory valued at $9.9 million.

●	Raised $5.4 million in capital through sales of our common stock, net of issuance costs. Transaction proceeds were used for further expansion of product offerings and to finance new product launches.

Second Quarter 2025 Business Highlights

●	Launched XP Pro smartphone with AT&T.

●	Commenced shipments of the Sonim H500 mobile hotspot to distributors in Europe to support third quarter launches with tier-one operators Deutsche Telekom in Germany, Telenor in Norway, and Swisscom in Switzerland.

●	Awarded promotional slot for the Sonim H500 5G mobile hotspot with Verizon.

Corporate Updates

●	In July, Sonim entered into a definitive agreement with Social Mobile under which Social Mobile agreed to purchase substantially all of Sonim’s assets in an all-cash transaction for $15.0 million and up to an additional $5.0 million in an earn-out payment. The transaction received approval by the Sonim Board of Directors and is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including stockholder approval.
●	In July, Sonim stockholders elected all five of the Company’s director nominees—Mike Mulica, Peter Liu, James Cassano, Jack Steenstra, and newly nominated director, George Thangadurai—to the Company’s Board of Directors.

Second Quarter 2025 Financial Results

“Our second quarter results reflect some one-time expenses driven by unique circumstances, including legal fees associated with the proxy battle and due diligence efforts,” said Clay Crolius, Chief Financial Officer of Sonim Technologies. “While these factors, along with the timing shifts of product shipments, impacted our short-term financials, they were necessary steps in positioning the company for long-term success. As we move forward, we remain focused on exploring strategic opportunities to monetize our Nasdaq listing and deliver maximum value to our shareholders. We are committed to disciplined financial management and leveraging our resources to support growth and innovation in the quarters ahead.”

Revenue for the second quarter of 2025 was $11.2 million, a decrease from $16.7 million in the first quarter of 2025. The first quarter of 2025 included a one-time $5.3 million addition to revenue related to the expiration of customer allowance agreements.

Gross profit for the second quarter of 2025 was $0.8 million, or 8% of revenues, compared to the first quarter of 2025 gross profit of $8.4 million, or 50% of revenues. Gross profit margins reflected a $1.1 million loss on impairment of contract fulfillment assets in the second quarter of 2025 and $5.3 million in revenue related to the expiration of customer allowance agreements in the first quarter of 2025.

Operating expenses decreased from $7.7 million in the first quarter of 2025 to $7.6 million in the second quarter of 2025, primarily because R&D costs decreased by $0.7 million due to a substantial portion of development costs for new products being completed in the first quarter of 2025. This decrease was partially offset by higher G&A and Sales & Marketing expenses due to higher legal and professional fees related to the contested proxy.

The net loss for the second quarter of 2025 was $7.5 million, as compared to net income of $0.5 million in the first quarter of 2025, which included a $5.3 million one-time adjustment to revenue due to the expiration of customer allowance agreements. Adjusted EBITDA* in the second quarter of 2025 was negative $3.2 million, which was unchanged from the first quarter of 2025.

Balance Sheet and Working Capital

Sonim ended the second quarter of 2025 with $2.0 million in cash, $2.9 million in trade accounts receivable, and $9.9 million in inventory.

Subsequent to quarter end, Sonim received net proceeds of $7.1 million related to sales of common stock through a public offering and the issuance of debt. These proceeds improve the Company’s balance sheet and provide working capital to support future product launches.

* Non-GAAP financial measure. An explanation and reconciliation of non-GAAP financial measures are presented at the end of this press release.

About Sonim Technologies

Sonim Technologies is a leading U.S. provider of rugged mobile solutions, including phones, wireless internet data devices, accessories and software designed to provide extra protection for users that demand more durability in their work and everyday lives. Trusted by first responders, government, and Fortune 500 customers since 1999, we currently sell our ruggedized mobility solutions through tier one wireless carriers and distributors in North America, EMEA, and Australia/New Zealand. Sonim devices and accessories connect users with voice, data, workflow and lifestyle applications that enhance the user experience while providing an extra level of protection. For more information, visit www.sonimtech.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to, among other things, the scheduled release of new products, our growth strategy, and the timing of the consummation of the Asset Purchase Agreement. These forward-looking statements are based on Sonim’s current expectations, estimates and projections about its business and industry, management’s beliefs and certain assumptions made by Sonim, all of which are subject to change. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “achieve,” “aim,” “ambitions,” “anticipate,” “believe,” “committed,” “continue,” “could,” “designed,” “estimate,” “expect,” “forecast,” “future,” “goals,” “grow,” “guidance,” “intend,” “likely,” “may,” “milestone,” “objective,” “on track,” “opportunity,” “outlook,” “pending,” “plan,” “position,” “possible,” “potential,” “predict,” “progress,” “promises,” “roadmap,” “seek,” “should,” “strive,” “targets,” “to be,” “upcoming,” “will,” “would,” and variations of such words and similar expressions or the negative of those terms or expressions.

Such statements involve risks and uncertainties, which could cause actual results to vary materially from those expressed in or indicated by the forward-looking statements. Factors that may cause actual results to differ materially include, but are not limited to, the following: the availability of cash on hand; the risk associated with Sonim’s ability to obtain the approvals of its stockholders required to consummate the Asset Purchase Agreement; risks associated with Sonim’s ability to find and RTO target and enter into an RTO; risks related to the timing of the closing of the Asset Purchase Agreement, including the risk that the conditions to the transactions contemplated thereby are not satisfied on a timely basis or at all or the failure of the Asset Purchase Agreement to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the possibility that competing offers or acquisition proposals for the Company will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction, including in circumstances which would require the Company to pay a termination fee; the effect of the announcement or pendency of the proposed transaction on the Company’s ability to attract, motivate or retain key executives and associates, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally; potential material delays in realizing projected timelines; the current interest and potential attempt of hostile takeover from a third party may divert the management attention from Sonim’s business and may require significant expenses; Sonim’s material dependence on its relationship with a small number of customers who account for a significant portion of Sonim’s revenue; Sonim’s entry into the data device sector could divert our management team’s attention from existing products; risks related to Sonim’s ability to comply with the continued listing standards of the Nasdaq Stock Market and the potential delisting of Sonim’s common stock; Sonim’s ability to continue to develop solutions to address user needs effectively, including its next-generation products; the U.S. trade policy, including the imposition of tariffs; Sonim’s reliance on third-party contract manufacturers and partners; Sonim’s ability to stay ahead of the competition; Sonim’s ongoing transformation of its business; the variation of Sonim’s quarterly results; the lengthy customization and certification processes for Sonim’s wireless carries customers; various economic, political, environmental, social, and market events beyond Sonim’s control, as well as the other risk factors described under “Risk Factors” included in Sonim’s most recent Annual Report on Form 10-K and any subsequent quarterly filings on Form 10-Q filed with the Securities and Exchange Commission (available at www.sec.gov). Sonim cautions you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Sonim assumes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving Sonim. This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, Sonim plans to file with the SEC a proxy statement (the “Proxy Statement”) relating to a special meeting of its stockholders and may file other documents with the SEC relating to the proposed transaction, including a prospectus. This communication is not a substitute for the Proxy Statement or any other document that Sonim may file with the SEC or send to its stockholders in connection with the proposed transaction. Before making any voting decision, stockholders of Sonim are urged to read the Proxy Statement in its entirety when it becomes available and any other relevant documents filed or to be filed with the SEC and any amendments or supplements thereto and any documents incorporated by reference therein, because they will contain important information about the proposed transaction and the parties to the proposed Transaction. Any vote in respect of resolutions to be proposed at a stockholder meeting of Sonim to approve the proposed transaction or related matters, or other responses in relation to the proposed transaction, should be made only on the basis of the information contained in the Proxy Statement. Investors and security holders will be able to obtain the Proxy Statement and other documents Sonim files with the SEC (when available) free of charge at the SEC’s website (http://www.sec.gov) or at Sonim’s investor relations website (https:// https://ir.sonimtech.com/) or by e-mailing Sonim at ir@sonimtech.com.

Participants in the Solicitation

Sonim and its respective directors, executive officers, and other members of their management and employees, including Peter Liu (Chief Executive Officer and a director), Clay Crolius (Chief Financial Officer), and Sonim’s directors — James Cassano, Mike Mulica, Jack Steenstra, and George Thangadurai — under SEC rules, may be deemed to be participants in the solicitation of proxies of Sonim’s stockholders in connection with the proposed Transaction.

Stockholders may obtain more detailed information regarding Sonim’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, under the captions “Directors, Executive Officers, and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” of Sonim’s definitive proxy statement for the 2025 Annual Meeting filed with the SEC on June 18, 2025.

Any subsequent updates following the date hereof to the information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement and other materials to be filed with the SEC in connection with the proposed Transaction, if and when they become available. These documents will be available free of charge as described above.

Media Contact

Anette Gaven

Sonim Technologies

M: 619-993-3058

pr@sonimtech.com

SONIM TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS EXCEPT SHARE AND

PER SHARE AMOUNTS)

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets
Cash and cash equivalents	$2,006	$5,343
Accounts receivable, net	2,870	4,339
Non-trade receivable	6,967	7,119
Related party receivable	181	181
Inventory	9,889	10,621
Prepaid expenses and other current assets	5,210	4,562
Total current assets	27,123	32,165
Property and equipment, net	161	227
Contract fulfillment assets	8,014	6,399
Other assets	780	948
Total assets	$36,078	$39,739
Liabilities and stockholders’ equity (deficit)
Accounts payable	$20,583	$22,848
Accrued liabilities	12,163	20,892
Promissory note, net, current portion	2,916	—
Total current liabilities	35,662	43,740
Income tax payable	1,750	1,699
Total liabilities	37,412	45,439
Commitments and contingencies
Stockholders’ equity (deficit)
Common stock, $0.001 par value per share; 100,000,000 shares authorized; and 10,338,905 and 4,983,868 shares issued and outstanding at June 30, 2025, and December 31, 2024, respectively	10	5
Preferred stock, $0.001 par value per share, 5,000,000 shares authorized, and no shares issued and outstanding at June 30, 2025, and December 31, 2024, respectively	—	—
Additional paid-in capital	289,281	277,903
Accumulated deficit	(290,625)	(283,608)
Total stockholders’ equity (deficit)	(1,334)	(5,700)
Total liabilities and stockholders’ equity (deficit)	$36,078	$39,739

SONIM TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Net revenues	$11,190	$11,516	$27,911	$20,634
Related party net revenues	—	—	—	7,658
Total net revenues	11,190	11,516	27,911	28,292
Cost of revenues	10,345	8,547	18,710	22,421
Gross profit	845	2,969	9,201	5,871
Operating expenses
Research and development	909	557	2,542	1,013
Sales and marketing	3,445	3,219	6,684	5,711
General and administrative	3,223	2,446	6,062	5,089
Impairment of contract fulfillment assets	—	3,217	—	3,217
Total operating expenses	7,577	9,439	15,288	15,030
Income (loss) from operations	(6,732)	(6,470)	(6,087)	(9,159)
Interest expense, net	(389)	(17)	(480)	(17)
Other expense, net	(215)	(92)	(179)	(184)
Income (loss) before income taxes	(7,336)	(6,579)	(6,746)	(9,360)
Income tax expense	(139)	(37)	(271)	(162)
Net income (loss)	$(7,475)	$(6,616)	$(7,017)	$(9,522)
Net income (loss) per share:
Basic	$(0.79)	$(1.41)	$(0.91)	$(2.09)
Diluted	$(0.79)	$(1.41)	$(0.91)	$(2.09)
Weighted-average shares used in computing net income (loss) per share:
Basic	9,510,601	4,685,352	7,685,323	4,561,741
Diluted	9,510,601	4,685,352	7,685,323	4,561,741

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with U.S. GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our performance-related metrics and present them as a supplemental measure of our performance.

Adjusted EBITDA

We define Adjusted EBITDA as net loss adjusted to exclude the impact of stock-based compensation expense, depreciation and amortization, interest expense, income taxes, adjustments due to the expiration of customer allowance agreements, impairment of contract fulfillment assets, financing costs, and non-recurring legal and professional fees. Adjusted EBITDA is a useful financial metric in assessing our operating performance from period to period by excluding certain items that we believe are not representative of our core business, such as certain material non-cash items and other adjustments, such as stock-based compensation.

We believe that Adjusted EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations for various reasons, including: one-time non-cash asset impairment costs, financing costs, and non-recurring legal and professional fees as they do not reflect normal operations; non-cash equity grants made to employees at a certain price do not necessarily reflect the performance of our business at such time, and as such, stock-based compensation expense is not a key measure of our operating performance; and non-cash depreciation and amortization are not considered a key measure of our operating performance. We use Adjusted EBITDA: as a measure of operating performance; for planning purposes, including the preparation of budgets and forecasts; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; in communications with our board of directors concerning our financial performance; and as a consideration in determining compensation for certain key employees.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include: it does not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments; it does not reflect changes in, or cash requirements for, working capital needs; it does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments; and other companies in our industry may define and/or calculate this metric differently than we do, limiting its usefulness as a comparative measure.

Set forth below is a reconciliation from net income (loss) to Adjusted EBITDA for the respective periods (in thousands):

	Three Months Ended
	June 30, 2025	March 31, 2025
Net income (loss)	$(7,475)	$458
Depreciation and amortization	797	1,055
Stock-based compensation	926	290
Release of customer allowance liabilities	(219)	(5,271)
Non-recurring legal and professional fees	613	—
Impairment of contract fulfillment assets	1,084	—
Interest expense and financing costs	984	91
Income taxes	139	132
Adjusted EBITDA	$(3,151)	$(3,245)